

Mail Stop 3720

November 13, 2008

Via: US Mail

Mr. Stephen B. Schneer, Chief Executive Officer
Develocap, Inc.
488 Madison Avenue, Suite 1100
New York, NY 10022

> **Re: Develocap, Inc.**
> **Item 4.01 of Form 8-K**
> **Filed on November 15, 2005 and October 30, 2007**
> **File No. 0-50613**

Dear Mr. Schneer:

  We have completed our review of the above filings and do not, at this time, have any further comments.

        Sincerely,

        Terry French
        Accountant Branch Chief